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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

    82-

Consolidated Financial Statements

December 31, 2012, 2011 and 2010

General Information

Directors

Geoffrey Chater

Bipin A. Ghelani

George R. Ireland

John A. Kanellitsas

Jack Miller

Mark T.H. Selby

Jason S. Weber

Company Secretary

Alan Hutchison

Registered Office

Suite 575

510 Burrard Street

Vancouver, British Columbia

V6C 3A8

Solicitor

Dentons

20th Floor

250 Howe Street

Vancouver, British Columbia

V6C 3R8

Auditor

Hay & Watson

Suite 900

1450 Creekside Drive

Vancouver, British Columbia

V6J 5B3

Kiska Metals Corporation

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

	Notes	2012	2011	2010

Mineral Property Operations
Revenue
Option and management fees		$ 302,146	$ 644,659	$ 634,101
Sale of property interest		1,499,995	-	-
Other revenue		9,898	71,615	-
	18	1,812,039	716,274	634,101
Expenses
Acquisition expenditures	5	127,336	139,581	270,672
Depreciation and amortization	5	215,085	268,965	277,318
Exploration expenditures	5	3,871,273	17,960,794	11,266,798
		4,213,694	18,369,340	11,814,788
Loss from mineral property operations		(2,401,655)	(17,653,066)	(11,180,687)
Salaries and employee benefits		1,181,492	1,071,365	893,344
Consulting and outsourced services		251,844	655,690	603,617
Depreciation and amortization		49,184	174,273	33,292
Marketing services		176,020	546,340	601,007
General and administrative expenses		469,028	624,801	450,847
Share-based compensation		363,577	1,821,801	1,496,336
		2,491,145	4,894,270	4,078,443
Operating loss		(4,892,800)	(22,547,336)	(15,259,130)
Gain on sale of financial assets		-	393,410	172,236
Loss on write-down of assets		-	(112,297)	21,526
Gain on sale of equity investment		-	-	2,305,579
Foreign exchange (loss) gain		(59,707)	543,997	(149,275)
Finance revenue (net)		43,890	68,996	20,601
Loss before income tax		(4,908,617)	(21,653,230)	(12,888,463)
Income tax recovery (expense)	19	1,863	(5,318)	32,024
(Loss) before discontinued operations		(4,906,754)	(21,658,548)	(12,856,439)
Discontinued operations		-	-	433,791
Loss for the year		(4,906,754)	(21,658,548)	(12,422,648)
Available-for-sale financial assets
Current year unrealized (loss) gain	7	(86,115)	(576,375)	315,672
Tax effect of changes in other comprehensive loss		-	-	(32,024)
Reclassification to gain on sale of financial assets		-	(8,724)	(89,762)
Comprehensive loss for the year		$(4,992,869)	$(22,243,647)	$(12,228,762)
Loss per common share Basic and diluted		(0.05)	(0.23)	(0.18)
Basic and diluted from continuing operations		(0.05)	(0.23)	(0.19)
Weighted average shares outstanding Basic and diluted		99,253,559	95,203,755	68,460,843

The accompanying notes form an integral part of these consolidated financial statements

Kiska Metals Corporation

Consolidated Statements of Financial Position

As at December 31, 2012 and 2011

 (Expressed in Canadian dollars)

	Notes	December 31, 2012	December 31, 2011

Current assets
Cash and cash equivalents		$ 3,377,446	$ 6,800,283
Restricted cash	6	61,248	70,876
Trade and other receivables		230,738	782,533
Prepaid expenses and deposits		153,673	235,886
Other financial assets	7	868,146	766,375
		4,691,251	8,655,953
Non-current assets
Property and equipment	9	708,209	939,744
Restricted cash	6	78,740	102,982
		786,949	1,042,726
Total assets		$ 5,478,200	$ 9,698,679
Current liabilities
Accounts payable and accrued liabilities	10	$ 541,780	$ 450,343
Due to related parties	11	19,992	48,457
Rehabilitation provisions	13	48,000	8,014
		609,772	506,814
Non-current liabilities
Rehabilitation provisions	13	246,802	173,142
		246,802	173,142
Total liabilities		856,574	679,956
Shareholders’ equity
Share capital	15	96,124,498	96,124,498
Share warrant reserve	16	8,368,728	8,368,728
Share option reserve	17	9,192,457	8,596,685
Other comprehensive loss		(461,885)	(375,770)
Deficit		(108,602,172)	(103,695,418)
		4,621,626	9,018,723
Total liabilities and shareholders’ equity		$ 5,478,200	$ 9,698,679
Approved by the Board:

Director		Director

The accompanying notes form an integral part of these consolidated financial statements

Kiska Metals Corporation

Consolidated Statements of Changes in Equity

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

	Note	Shares	Share Capital	Share Warrant Reserve	Share Option Reserve	Other Comprehensive Income	Deficit	Total Equity
Balance at December 31, 2009		56,741,361	$ 65,659,038	$ 1,991,480	$ 3,590,014	$ 15,443	$ (69,614,222)	$ 1,641,753
Loss and comprehensive loss		-	-	-	-	193,886	(12,422,648)	(12,228,762)
Share-based compensation		-	-	-	2,195,218	-	-	2,195,218
Issue of shares for cash on private placement		16,940,914	12,436,750	-	-	-	-	12,436,750
Value attributable to warrants issued in private placement		-	(5,074,270)	5,074,270	-	-	-	-
Issued for cash on exercise of options/warrants		5,820,423	4,739,851	-	-	-	-	4,739,851
Fair value of options/warrants exercised		-	2,102,146	(1,782,129)	(320,017)	-	-	-
Share issue costs		-	(958,789)	-	-	-	-	(958,789)
Fair value of broker warrants issued		-	-	245,157	-	-	-	245,157
Balance at December 31, 2010		79,502,698	78,904,726	5,528,778	5,465,215	209,329	(82,036,870)	8,071,178
Loss and comprehensive loss		-	-	-	-	(585,099)	(21,658,548)	(22,243,647)
Share-based compensation		-	-	-	3,158,318	-	-	3,158,318
Issue of shares for cash on short-form prospectus		15,065,000	17,324,750	-	-	-	-	17,324,750
Value attributable to warrants issued in short-form prospectus		-	(4,593,089)	4,593,089	-	-	-	-
Issued for cash on exercise of options/warrants		4,685,861	4,032,611	-	-	-	-	4,032,611
Fair value of options/warrants exercised		-	1,779,987	(1,753,139)	(26,848)	-	-	-
Share issue costs		-	(1,324,487)	-	-	-	-	(1,324,487)
Balance at December 31, 2011		99,253,559	96,124,498	8,368,728	8,596,685	(375,770)	(103,695,418)	9,018,723
Loss and comprehensive loss		-	-	-	-	(86,115)	(4,906,754)	(4,992,869)
Share-based compensation		-	-	-	595,772	-	-	595,772
Balance at December 31, 2012	15	99,253,559	$ 96,124,498	$ 8,368,728	$ 9,192,457	$ (461,885)	$ (108,602,172)	$ 4,621,626

The accompanying notes form an integral part of these consolidated financial statements

Kiska Metals Corporation

Consolidated Statements of Cash Flows

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

	Notes	2012	2011	2010
Cash flows from operating activities
Net loss		$ (4,906,754)	$ (21,658,548)	$ (12,422,648)
Items not affecting cash
Depreciation and amortization		264,268	443,239	312,443
Foreign exchange gain		(874)	(7,654)	(24,212)
Deferred tax		-	-	(32,024)
Gain on sale of investments and assets		-	(281,113)	(3,506,494)
Share-based compensation		595,772	3,158,318	2,195,218
Option proceeds related to investing activities		(187,884)	(376,565)	(382,425)

Changes in non-cash working capital
Increase (decrease) in rehabilitation provisions		113,646	(283,563)	160,914
Decrease (increase) in accounts receivable		551,798	(435,526)	(295,251)
Decrease (increase) in prepaid expense and deposits		82,213	(117,276)	33,428
Increase (decrease) in accounts payable and accrued liabilities		62,971	(196,246)	410,296
Net cash flows from operating activities		$ (3,424,844)	$ (19,754,934)	$ (13,550,755)

Cash flows from investing activities
Restricted cash		33,866	(25,963)	54,812
Proceeds from sale of marketable securities		-	1,168,685	2,735,800
Payment of rehabilitation expenses		-	(5,951)	(71,199)
Purchase of property and equipment		(32,733)	(912,145)	(423,117)
Net cash flows from investing activities		$ 1,133	$ 224,626	$ 2,296,296

Cash flows from financing activities
Proceeds from issuance of shares and warrants		-	21,357,361	17,176,601
Payments of share issue costs		-	(1,324,487)	(713,634)
Proceeds from sale of assets		-	-	6,821
Net cash from (used in) financing activities		$ -	$ 20,032,874	$ 16,469,788

(Decrease) increase in cash and cash equivalents		(3,423,711)	502,567	5,215,329
Cash and cash equivalents, beginning of year		6,800,283	6,297,716	1,071,695
Exchange differences on cash and cash equivalents		874	-	10,692
Cash and cash equivalents, end of year		$ 3,377,446	$ 6,800,283	$ 6,297,716
Cash and cash equivalents are comprised of:
Cash		$ 1,548,926	$ 3,282,465	$ 5,297,716
Term deposits		1,828,520	3,517,818	1,000,000
		$ 3,377,446	$ 6,800,283	$ 6,297,716
Supplemental Information:
Income taxes (recovered) paid		$ (1,863)	$ 3,202	$ -
Interest received		53,020	73,385	-
Interest paid		236	5,643	81
Option proceeds received (in the form of marketable securities) for mineral property interests	18	188,685	376,565	382,425
Marketable securities received on sale of discontinued operations		-	-	1,000,000

The accompanying notes form an integral part of these consolidated condensed interim financial statements

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(Expressed in Canadian Dollars)

1.

Nature of Operations

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc. or "Geoinformatics”) and its wholly-owned subsidiaries (collectively the “Company or “Kiska”) is a global resources company in the business of mineral exploration.  Geoinformatics was incorporated on March 21, 1980 under the laws of the Province of British Columbia. On August 29, 1996, Geoinformatics was continued in the Yukon Territory from the Province of British Columbia. On August 5, 2009, the Company completed the 100% acquisition of Rimfire Minerals Corporation (“Rimfire”) and changed its name to Kiska Metals Corporation. On July 30, 2010, Kiska continued in the Province of British Columbia and discontinued in the Yukon Territory.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. Some of the Company’s mineral property interests are located outside of Canada and are subject to the risks associated with foreign investment, including increases in taxes and royalties, renegotiations of contracts, currency exchange fluctuations and political uncertainty. Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Kiska is a limited company incorporated and domiciled in Vancouver, British Columbia. Kiska’s shares are traded on the Toronto Stock Exchange’s Venture exchange under the symbol “KSK”.

2.

Basis of preparation

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as included in Part I of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook.  These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value.

The consolidated financial statements were approved and authorized for issue by the Board of Directors on April 26, 2013.

Comparative changes

To conform to the presentation used in the current year, the Company reclassified $268,965 and $277,318 of depreciation and amortization expenses on the Statement of Loss and Comprehensive loss for the years ended December 31, 2011 and December 31, 2010 respectively from Operating Expenses to Mineral Property Operations.  This change in presentation did not affect the reported loss or comprehensive loss for the years ended December 31, 2011 or December 31, 2010.

3.

Going concern

These consolidated financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. However, the Company currently has no significant sources of revenue and has experienced recurring losses. The Company’s ability to continue as a going concern is dependent on the Company’s ability to obtain additional debt or equity financing to successfully advance the exploration and development of mineral property interests in its exploration portfolio and/or to be able to derive material proceeds from the sale or divesture of those properties and/or other assets such as royalty rights and

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(Expressed in Canadian Dollars)

equity interests. There is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.  These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Such adjustments and classifications could be material.

4.

 Estimates, risks and uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Actual outcomes can differ from these estimates.  Actual results could differ from those estimates.

Measurement of the Company’s assets and liabilities is subject to risks and uncertainties, including ones related to reserve and resource estimates; title to mineral properties; future gold prices; estimated costs of future production; future costs of rehabilitation provisions; changes in government legislation and regulations; estimated future income tax amounts; and the availability of financing and various operational factors. Significant areas where critical estimates are applied are recoverability of trade and other receivables and deferred tax assets, impairment of non-financial assets, valuation of rehabilitation provision and measurement of share-based payments. Critical accounting judgments include the expected useful lives of and the estimated future operating results and net cash flows from property and equipment, recognition of deferred tax assets and liabilities, accounting for long term investments, and the determination of the economic viability of a project.

Summary of significant accounting policies

Principles of consolidation

These consolidated financial statements comprise the financial statements of the Company and controlled subsidiaries as at December 31, 2012 (Note 11).  Controlled subsidiaries are fully consolidated from the date of acquisition, the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions and dividends are fully eliminated.

Cash and cash equivalents

Cash and cash equivalents includes cash and highly-liquid term deposits that are readily convertible to known amounts of cash and that are subject to an insignificant risk of changes in value.

Restricted cash

Restricted cash consists of term deposits in favor of regulatory authorities held as site restoration deposits or performance bonds for mineral properties.  These amounts are expected to be recovered on satisfactory completion of the related exploration activities.

The amount of the deposit is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If the work is more extensive than previously planned, the amount of the deposit will be increased. When reclamation work is completed on a project to the satisfaction of the regulatory authority, the deposit is released to the Company.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(Expressed in Canadian Dollars)

Reimbursement of the joint venture operator’s costs

When Kiska, acting as an operator, receives reimbursement of direct costs recharged to the joint venture, such recharges represent reimbursements of costs that the operator incurred as an agent for the joint venture and therefore have no effect on profit or loss.

In some cases, Kiska also incurs certain general overhead expenses in carrying out activities on behalf of the joint venture. As these costs can often not be specifically identified, joint venture agreements allow the operator to recover the general overhead expenses incurred by charging a project management fee that is based on a fixed percentage of the total costs incurred for the year. Although the purpose of this recharge is similar to the reimbursement of direct costs, Kiska is not acting as an agent in this case. Therefore, the general overhead expenses and the project management fee are recognized in profit or loss as an expense and income respectively.

Jointly controlled assets

A jointly controlled asset involves joint control and offers joint ownership by the Company and other venturers of assets contributed to or acquired for the purpose of the joint venture, without the formation of a corporation, partnership or other entity.

Where the Company’s activities are conducted through jointly controlled assets, the Company recognizes its share of the jointly controlled assets, any liabilities that it has incurred, its share of liabilities incurred jointly with other venturers, any income from the sale or use of its share of the output of the joint venture, and any expenses that it has incurred in respect of its interest in the joint venture.

Foreign currency translation

The consolidated financial statements are presented in Canadian dollars, which is the parent company’s functional currency and the Company’s presentation currency.  Kiska has operations in Canada, Australia, and the United States.  The functional currency of the subsidiary company in each of these countries is also the Canadian dollar.

Transactions in foreign currencies are initially recorded in the functional currency at the respective functional currency rates prevailing at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies are translated at the spot rate of exchange at the reporting date.    Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.  All exchange differences are taken to profit or loss.

Mineral property exploration expenditures

The Company’s mineral property interests are composed of mineral properties owned by the Company and rights to ownership of mineral properties which the Company can earn through cash or share payments, incurring exploration expenditures or combinations thereof. The Company’s property ownership and rights to property ownership are described in Notes 8 and 22.

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to operations as incurred, and all property sales and option proceeds received are credited to operations. The Company expenses the acquisition costs as there are currently no identifiable mineral

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(Expressed in Canadian Dollars)

reserves on its property interests and, therefore, there is no basis on which to estimate future cash flows for purposes of assessing the recoverability of those costs. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property.

After commercial production on a property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

Property and equipment

Items of property and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses.  Where applicable items are sub-divided into component parts based on estimated useful lives.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs.  The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.  The capitalized value of a finance lease is also included within property and equipment.

Property and equipment is generally depreciated on a straight-line basis over their estimated useful lives as follows:

Exploration equipment	2.5 – 10 years
Computer equipment & software	2 – 3.5 years
Office equipment & leaseholds	8 years or term of lease

An item of property and equipment and any significant part initially recognized is de-recognized upon disposal or when no future economic benefits are expected from its use or disposal.  Any gain or loss arising on de-recognition of the asset, calculated as the difference between the net disposal proceeds and the carrying amount of the asset, is included in profit or loss when the asset is de-recognized.  The asset’s residual values, useful lives and methods of depreciation are reviewed at each reporting period, and adjusted prospectively if appropriate.

Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that its property and equipment may be impaired.  If any indication exists, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset or cash-generating unit’s (“CGU”) fair value less costs to sell and its value in use and is determined for an individual asset or CGU.   In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  In determining fair value less costs to sell, recent market transactions are taken into account, if available.  If no such transactions can be identified, an appropriate valuation model is used.  Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Impairment is recognized immediately in the statement of comprehensive loss.  A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.  Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(Expressed in Canadian Dollars)

impairment had previously been recognized. A reversal is recognized as a reduction in the impairment charge for the period.

Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.

Financial assets are de-recognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.  A financial liability is de-recognized when it is extinguished, discharged, cancelled or expires.

Financial assets and financial liabilities are measured initially at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Financial assets and financial liabilities are measured subsequently as described below.

Financial assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

•

loans and receivables,

•

financial assets at fair value through profit or loss,

•

held-to-maturity investments, or

•

available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognized in profit or loss or in other comprehensive income.

All financial assets, except for those at fair value through profit or loss, are subject to review for impairment at each reporting date.  Financial assets are impaired when there is any objective evidence of impairment.

All income and expenses relating to financial assets that are recognized in profit or loss are presented within 'finance costs' or 'finance revenue', except for impairment of trade receivables which is presented within 'general and administrative expenses'.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  After initial recognition these are measured at amortized cost using the effective interest method, less provision for impairment.  Discounting is omitted where the effect of discounting is immaterial. The Company's cash and cash equivalents, restricted cash, trade and other receivables are classified as loans and receivables.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Receivables that are not considered to be individually impaired are reviewed for impairment in groups, which are determined by reference to the industry and region of a counterparty and other shared credit risk characteristics. The

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(Expressed in Canadian Dollars)

impairment loss estimate is then based on recent historical counterparty default rates for each identified group.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or do not qualify for inclusion in any of the other categories of financial assets.  The Company's available-for-sale financial assets include listed securities.  Shares received as option fees or as consideration on the sale of an asset are recorded at the trading value of the shares on a public exchange on the date they are issued.

All other available-for-sale financial assets are measured at fair value. Gains and losses are recognized in other comprehensive income and reported within equity, except for impairment losses and foreign exchange differences, which are recognized in profit or loss. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in other comprehensive income is reclassified from equity to profit or loss and presented as a reclassification adjustment within other comprehensive income. Interest income and dividends are recognized in profit or loss within 'finance revenue'.

Reversals of impairment losses are recognized in other comprehensive income, except for financial assets that are debt securities which are recognized in profit or loss only if the reversal can be objectively related to an event occurring after the impairment loss was recognized.

Financial liabilities

The Company's financial liabilities include accounts payable and accrued liabilities.

Financial liabilities are measured subsequently at amortized cost using the effective interest method, except for financial liabilities held for trading or designated at fair value through profit or loss, that are carried subsequently at fair value with gains or losses recognized in profit or loss.

All derivative financial instruments that are not designated and effective as hedging instruments are accounted for at fair value through profit or loss.  All interest-related charges and, if applicable, changes in an instrument's fair value that are reported in profit or loss are included within 'finance costs' or 'finance revenue'.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Company as a lessee

Operating lease payments are recognized as an operating expense in profit or loss on a straight-line basis over the lease term.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(Expressed in Canadian Dollars)

General provisions

Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

Rehabilitation provision

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and property and equipment, when those obligations result from the acquisition, construction, development or normal operation of the asset.  Provisions are measured at the present value of the expected expenditures required to settle the obligation using a discount rate reflecting the time value of money and risks specific to the liability. Upon initial recognition of the liability, the corresponding restoration cost is capitalized to the carrying amount of the related asset and amortized as an expense over the economic life of the related asset.  Following the initial recognition of the restoration provision, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discounted rate and the amount or timing of cash flows needed to settle the obligation.

Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to taxation authorities.  The tax rates and tax laws used are those that are enacted or substantively enacted by the reporting date.

Deferred Income Taxes

Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit; and

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the   temporary differences can be controlled by the parent, investor or venturer and it is   probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•

Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(Expressed in Canadian Dollars)

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized

The Company does not recognize the deferred tax asset regarding the temporary difference on the rehabilitation provision.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.  Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Royalties, resource rent taxes and revenue-based taxes are accounted for under IAS 12 when they have the characteristics of an income tax.  This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable income – rather than based on quantity produced or as a percentage of revenue – after adjustment for temporary differences.  For such arrangements, current and deferred tax is provided on the same basis as described above for other forms of taxation.

Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included in cost of sales.  Currently, the Company does not pay any royalties nor resource rent taxes that are considered to meet the criteria to be treated as part of income tax. Claim-based payments are included in mineral property expenditures.

Revenue recognition

Revenue is recognized to the extent it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty.

The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements.

Interest revenue

For all financial instruments measured at amortized cost and interest bearing financial assets classified as available for sale, interest income or expense is recorded using the effective interest rate (EIR), which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability.  Interest income is included in finance revenue in profit or loss.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(Expressed in Canadian Dollars)

Share capital

The proceeds from the issue of units are allocated between common shares and common share purchase warrants with an exercise price denominated in Canadian dollars on a pro-rata basis based on relative fair values.  The fair value of common shares is based on the market closing price on the date the units are issued and the fair value of common share purchase warrants is determined using the quoted market price or if the warrants are not traded, the Black-Scholes option pricing model (“BSM”).  Equity instruments issued to agents as financing costs are measured at their fair value at the date of grant.

Share-based employee remuneration

The Company operates equity-settled share-based remuneration plans for its employees. None of the Company's plans feature any options for a cash settlement.

All goods and services received in exchange for the grant of any share-based payment are measured at their fair values.  Where employees are rewarded using share-based payments, the fair values of employees' services are determined indirectly by reference to the fair value of the equity instruments granted.  This fair value is measured at the grant date, using the Black-Scholes option pricing model, and excludes the impact of non-market vesting conditions (for example profitability and sales growth targets and performance conditions).

All share-based remuneration is ultimately recognized as an expense in profit or loss with a corresponding credit to the 'share option reserve,' over the period during which the related share-based compensation vests.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest.  Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable.  Estimates are subsequently revised, if there is any indication that the number of share options expected to vest differs from previous estimates.  Any cumulative adjustment prior to vesting is recognized in the current period.  No adjustment is made to any expense recognized in prior periods if share options ultimately exercised are different to that estimated on vesting.

Upon exercise of share options, the proceeds received net of any directly attributable transaction costs up to the nominal value of the shares issued and the related share-based compensation included in ‘share option reserve’ are allocated to share capital.

Share-based payments to non-employees

When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in the ‘share option reserve’, in the period in which the goods or services are received or are expected to be received.

Other share-based payments

Shares issued as payment for the acquisition of mineral property interests are recorded at the trading value of the shares on a public exchange on the date they are issued.

Net income (loss) per share

Net income (loss) per share is calculated using the weighted average number of shares outstanding during the period. Diluted net income (loss) per share is calculated using the treasury stock method

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(Expressed in Canadian Dollars)

whereby all “in the money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

New Accounting Standards

The following is a summary of new standards, amendments and interpretations that have been issued but not yet adopted in these annual financial statements:

(a)

IFRS 9, Financial Instruments (“IFRS 9”)

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company is currently evaluating the impact of IFRS 9 on its financial instruments; however, the impact, if any, is not expected to be significant.

(b)

IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) – amendments

In December 2011, the IASB issued new disclosure requirements for financial assets and liabilities that (1) are offset in the statement of financial position; or (2) subject to master netting agreements or similar arrangements. These new disclosure requirements are effective for annual periods beginning on or after January 1, 2013 and are to be applied retrospectively. The Company is currently evaluating the impact of these new disclosure requirements on its financial statement; however, the impact, if any, is not expected to be significant.

(c)

IFRS 10, Consolidated Financial Statements (“IFRS 10”)

IFRS 10 replaces the consolidation requirements in IAS 27, Consolidated and Separate Financial Statements, and Standing Interpretations Committee (“SIC”) Interpretation 12, Consolidation - Special Purpose Entities. IFRS 10 introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee, and is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company currently does not anticipate the adoption of IFRS 10 to have a significant impact on its financial statements.

[On October 31, 2012, the IASB issued “Investment Entities”, an amendment to IFRS 10.  The “Investment Entities” amendments provide an exception to the consolidation requirements in IFRS 10 and require investment entities to measure particular subsidiaries at fair value through profit or loss, rather than consolidate them.  The amendments also set out disclosure requirements for investment entities.]

(d)

IFRS 11, Joint Arrangements (“IFRS 11”)

In May 2011, the IASB issued guidance establishing principles for financial reporting by parties to a joint arrangement. IFRS 11 replaces IAS 31, Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have direct rights to the assets, and obligations for the liabilities, relating to and in accordance with the arrangement.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(Expressed in Canadian Dollars)

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is reviewing the standard to determine the potential impact, if any, on its financial statements.

(e)

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 outlines the disclosures required in order to provide users of financial statements with the information necessary to evaluate an entity’s interest in other entities, the corresponding risks related to those interests and the effects of those interests on the entity’s financial position, financial performance and cash flows. IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

(f)

IFRS 13, Fair Value Measurement (“IFRS 13”)

In May 2011, the IASB issued guidance establishing a single source for fair value measurement. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another standard requires or permits the item to be measured at fair value, with limited exceptions. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with early application permitted. The Company is currently evaluating the impact of this standard on its financial statements.

(g)

IAS 28, Investments in Associates and Joint Ventures (“IAS 28”)

IAS 28 was amended as a consequence of the issuance of IFRS 10, 11 and 12. IAS 28 provides additional guidance for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This standard will be applied by the Company when there is joint control or significant influence over an investee. Amendments to IAS 28 are effective for annual periods beginning on or after January 1, 2013 with early application permitted. The Company is in the process of evaluating the impact of the new standard on its financial statements.

(h)

IAS 32, Financial Instruments: presentation (“IAS 32”)

In December 2011, the IASB issued amendments to IAS 32. The amendments clarify that an entity currently has a legally enforceable right to set-off financial assets and liabilities if that right is (1) not contingent on a future event; and (2) enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. These amendments are effective for annual periods beginning on or after January 1, 2014 with early application permitted and are to be applied retrospectively. The Company is currently evaluating the impact of the adoption of the amendments on its financial statement; however, the impact, if any, is not expected to be significant.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(Expressed in Canadian Dollars)

(i)

IAS 1, Presentation of Financial Statement (“IAS 1”)

IAS 1 was amended to require separate presentation of items of other comprehensive income that are reclassified subsequently to profit or loss (recyclable) and those that are not reclassified to profit or loss (not recyclable).  These amendments are effective for annual periods beginning on or after July 1, 2012.

5.

Mineral property expenditures

The Company’s expenditures on mineral property operations can be characterized as follows:

	2012	2011	2010

Mineral Property Operations
Acquisition expenditures	$ 127,336	$ 139,581	$ 270,672
Depreciation and amortization	215,085	268,965	277,318
Exploration expenditures
Assays and analysis	42,084	660,934	477,703
Camp and support	38,575	376,472	542,996
Communications	31,958	78,349	37,088
Community CSR	47,292	118,013	82,651
Consultants - Geological	208,324	1,590,429	548,877
Consultants - Geophysical	185,576	664,421	241,471
Consultants – Engineering	484,824	5,018	30,379
Data management and maps	5,366	48,524	4,996
Drilling and trenching	141,971	5,299,465	2,562,104
Equipment	8,473	163,434	72,028
Fixed wing aircraft	247,322	2,028,167	1,739,537
Helicopter	112,340	2,301,568	2,074,566
Insurance	1,035	429	-
Materials and supplies	40,852	888,299	318,593
Property tenure and holding costs	421,317	371,852	283,577
Rent	23,723	27,756	27,019
Repairs and maintenance	13,850	36,548	16,296
Salaries and employee benefits	1,508,218	2,229,199	1,609,121
Share-based compensation	232,194	1,347,920	581,332
Travel	99,777	234,285	214,653
Utilities	1,635	1,990	2,045
	$ 3,896,706	$ 18,473,072	$ 11,467,032
Rehabilitation obligation	110,269	(289,514)	160,914
Exploration reimbursements	(161,730)	(374,216)	(366,061)
Environmental costs and site preparation	26,028	151,452	4,913
Total Exploration Expenditures	$ 3,871,273	$ 17,960,794	$ 11,266,798
Total Mineral Property Expenditures	$ 4,213,694	$ 18,369,340	$ 11,814,788

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(Expressed in Canadian Dollars)

6.

Restricted cash

Restricted cash of $139,988 (December 31, 2011 - $173,858) represents project reclamation deposits in favour of regulatory authorities held as site restoration deposits.

	December 31 2012	December 31 2011
Current - within one year	$ 61,248	$ 70,876
Non-Current – greater than one year	78,740	102,982
Total	$ 139,988	$ 173,858

7.

Financial instruments

Fair values

The Company has the following financial instruments carried at fair value:

	Financial instrument classification	Fair Value
		December 31	December 31
		2012	2011
Financial Assets
Arcus Development Group Inc.	Available-for-Sale	$2,500	$5,500
Brixton Metals Corporation	Available-for-Sale	121,875	76,000
Cayman Ventures Corporation	Available-for-Sale	1,500	2,500
Evrim Metals Corporation	Available-for-Sale	301,475	233,275
First Graphite Corp. (formerly Solace Resources Corp.)	Available-for-Sale	1,100	2,000
Laurion Minerals Exploration	Available-for-Sale	12,500	30,000
Independence Gold	Available-for-Sale	28,666	-
Millrock Resources Inc.	Available-for-Sale	240,000	247,500
Silver Quest Resources Ltd.	Available-for-Sale	-	169,600
New Gold Inc.	Available-for-Sale	158,530	-
		$868,146	$766,375

All of financial assets classified as available-for sale were designated as such on initial recognition. Unrealized gains or losses are recorded in other comprehensive income.

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments which are measured at fair value using one of the following valuation techniques:

Level 1:

Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:

Other techniques for which all inputs have a significant effect on the recorded fair value that are not observable, either directly or indirectly.

Level 3:

Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(Expressed in Canadian Dollars)

All financial instruments measured at fair value use Level 1 valuation techniques, being the closing bid price of the shares as quoted on a public exchange, or, where not quoted, as determined by the share of fair values of the underlying net assets of the investee.

The following table summarizes the classification of the Company’s marketable securities within the fair value hierarchy at December 31, 2012:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Public securities	$ 868,146	$ -	$ -	$ 868,146

There were no other transfers between levels of the fair value hierarchy during the year.

The following table summarizes the classification of the Company’s marketable securities within the fair value hierarchy at December 31, 2011:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Public securities	$ 766,375	$ -	$ -	$ 766,375

8.

Interests in joint ventures

Kiska, jointly with other participants, owns certain mineral property exploration assets.  Kiska’s share is detailed below:

British Columbia

Redton Project

Kiska owns an 85% interest in the Alkali Gold Project (“Redton”).  Redton Resources Inc. holds the other 15% interest and holds a 3% net smelter Royalty (“NSR”) of which 1.5% can be purchased for $6,000,000 (1% for $1,000,000; 0.5% for $5,000,000).  The Takla-Rainbow property option, which formed part of the Redton Project and required the Company to make annual advanced royalty payments of $20,000, was terminated during the year.

The Company reduced the Redton claim package during the year. A total of 103 claims were returned back to Redton Resources including the Twin Creeks claims owned by Lorne Warren. This reduction in claims means the property is no longer subject to the Warren or Redton Resources net smelter royalties. Also, the Takla-Rainbow property option, which formed part of the Redton Project, was terminated by the Company during the year.  Management is seeking a partner to advance Redton in 2013.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(Expressed in Canadian Dollars)

Yukon

Snowcap (formerly Boulevard) Property

Kiska owns 40% of the Boulevard Property which was staked with AuRico Gold (formerly Northgate Minerals) (60%).

The Company signed an option agreement with Independence Gold Corp (“Independence”) (formerly Silver Quest Resources Ltd.) whereby Independence can acquire the Company’s 40% interest in the property by making staged cash payments totalling $80,000 (paid $64,000), issuing an aggregate of 400,000 shares (issued 320,000 common shares) and completing exploration expenditures of $3,000,000 over a five year period. The Company retains a 1% NSR on the property, with Independence having the right to buy back 0.5% of the NSR for $750,000. If additional claims are staked within the areas of interest, Independence will issue additional shares and the 1% NSR will be extended to the new claims with the right to Independence to buy back 0.5% NSR for $500,000. To date, the Company has received an additional 100,000 common shares of Independence upon staking new claims within this project area.

In addition, should Independence complete a 43-101 compliant resource estimate on the property in excess of 1,000,000 ounces of gold in an indicated category, they will be required to make a one-time bonus payment of an additional 500,000  common shares of its capital stock to Kiska.

Wernecke Breccias

The Company signed an agreement with Newmont Mining Corp (“Newmont”) (formerly Fronteer Development Company Inc.) to acquire 700 mineral claims covering a large region of the northern Yukon known as the “Wernecke Breccias”, from Newmont Exploration Canada Limited and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. Newmont is the operator of the project, with the Company owning the remaining 20% interest. Newmont and NVI retain a total 2% NSR. Additionally, there is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors on some of the claims. A joint venture has been formed between Newmont and the Company, and on-going exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital.

The Company has not incurred any contingent liabilities or other commitments relating to these jointly controlled assets.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(Expressed in Canadian Dollars)

9.

Property and Equipment

	Exploration equipment	Computer equipment & Software	Office equipment & leaseholds	Total
Cost
As at January 1, 2011	$ 954,481	$ 209,899	$ 115,057	$ 1,279,437
Additions	690,546	182,436	39,162	912,144
Written off	(360,818)	-	-	(360,818)
As at December 31, 2011	1,284,209	392,335	154,219	1,830,763
Additions	5,556	27,177	-	32,733
Written off	-	(219,114)	(2,729)	(221,843)
As at December 31, 2012	$ 1,289,765	$ 200,398	$ 151,490	$ 1,641,653
Accumulated Depreciation
As at January 1, 2011	$ (492,621)	$ (162,648)	$ (41,033)	$ (696,302)
Depreciation	(236,493)	(161,889)	(44,857)	(443,239)
Written off	248,522	-	-	248,522
As at December 31, 2011	(480,592)	(324,537)	(85,890)	(891,019)
Depreciation	(194,128)	(59,021)	(11,119)	(264,268)
Written off		219,114	2,729	221,843
As at December 31, 2012	$ (674,720)	$ (164,444)	$ (94,280)	$ (933,444)
Net book value:
As January 1, 2011	$ 461,860	$ 47,251	$ 74,024	$ 583,135
At December 31, 2011	$ 803,617	$ 67,798	$ 68,329	$ 939,744
At December 31, 2012	$ 615,045	$ 35,954	$ 57,210	$ 708,209

During the year ended December 31, 2012, the Company de-recognized certain items of computer equipment and software from which no future economic benefits are expected.

During the year ended December 31, 2011, the Company identified certain items of plant and equipment as being impaired and wrote down the carrying value of these items by $112,297 to $Nil.

10.

Accounts payable and accrued liabilities

	2012	2011
Trade payables	$ 321,911	$ 203,417
Accrued liabilities	179,840	246,926
Accrued vacation pay	40,029	-
	$ 541,780	$ 450,343

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

11.

Related Party Disclosures

The consolidated financial statements include the financial statements of Kiska and the controlled subsidiaries listed in the following table:

	Country of Incorporation	Equity Interest
		2012	2011
Rimfire Australia Pty Ltd.	Australia	100%	100%
2012860 Ontario Ltd. (Note 1)	Canada	-	100%
Geoinformatics Exploration Canada Limited	Canada	100%	100%
Rimfire Minerals Corporation	Canada	100%	100%
Geoinformatics Explorations Ireland Limited	Ireland	100%	100%
Geoinformatics Alaska Exploration Inc.	USA	100%	100%
GXL USA, Inc. (Note 2)	USA	100%	100%
Rimfire Alaska, Ltd.	USA	100%	100%
Rimfire Nevada Ltd.	USA	100%	100%

(1) Until voluntarily dissolved on October 13, 2011.

(2) On February 1, 2013 the Company was notified that it had completed all requirements under the Utah State Tax Commission to withdraw from the State of Utah allowing the Company to complete the dissolution of GXL USA Inc.

Kiska Metals Corporation is the ultimate parent of the Company.

The Company’s related parties include its subsidiaries and key management personnel.  Transactions with related parties for goods and services are made on normal commercial terms and are measured at the exchange amounts agreed to by the parties.

The remuneration of the Company’s directors and other key management personnel is as follows:

	2012	2011	2010
Short-term employee benefits	$ 732,565	$ 771,242	$ 629,328
Post-employment pension and medical benefits	16,420	12,421	10,782
Canada Pension Plan	6,920	6,653	8,026
Share-based payments	404,905	1,790,468	1,267,656
Consulting services	112,750	44,745	-
	$ 1,273,560	$ 2,625,529	$ 1,915,792

Short-term employee benefits include salaries payable within twelve months of the balance sheet date and other annual employee benefits.  The company incurred the following expenses with other related parties:

	2012	2011	2010
Geological consulting and management services	$ -	$ 1,216,193	$ 200,499

As at December 31, 2012 the company was indebted to related parties for the following expenses:

	2012	2011
Consulting services	$ 19,992	$ 2,719
Geological consulting and management services	-	45,738
	$ 19,992	$ 48,457

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

Geological consulting and management service fees were paid to a company jointly controlled by an officer of the Company.

12.

 Mineral Property Interests

One of the Company’s officers indirectly owns an interest in a 7.5% to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property.

13.

 Rehabilitation Provisions

	2012	2011
Opening balance	$ 181,156	$ 477,588
Change in estimate	113,646	(296,432)
Total rehabilitation provision	294,802	181,156
Less current portion	(48,000)	(8,014)
	$ 246,802	$ 173,142

The Company’s exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The Company makes full provision for management’s current estimate of reclamation and other future site restoration costs to be incurred for existing mineral property interests on a discounted basis.

The undiscounted amount of the estimated cash flows required to settle the obligations, which are expected to be paid over the next ten years, is $294,802.  The amount recorded is not discounted as the effect of the time value of money is not considered material.

The rehabilitation provision represents the present value of rehabilitation costs relating to mine sites which are expected to be incurred up to 2022. These provisions have been created based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required which will reflect market conditions at the relevant time.

14.

Multi-Employer Pension Plan (CPP)

The Company contributes to the Canada Pension Plan, a national multi-employer, contribution based pension plan in Canada on behalf of its employees.  During the year ended December 31, 2012, the Company made contributions totaling $37,889 (2011: $36,882, 2010: $33,650).

15.

Share capital

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

The Company’s authorized share capital consists of an unlimited number of common shares without par value.  Fully paid ordinary shares carry one vote per share and carry dividend rights. Share-based compensation is limited to 10% of issued and outstanding shares.

16.

Warrants

Common share purchase warrants and weighted average exercise prices are as follows for the reporting periods presented:

	2012		2011
	Number of warrants	Weighted average exercise price $	Number of warrants	Weighted average exercise price $
Outstanding – beginning or year	11,691,421	1.43	8,806,121	0.99
Granted	-	-	7,532,500	1.60
Exercised	-	-	(4,621,700)	0.87
Expired	(4,158,921)	1.13	(25,500)	0.85
Outstanding – end of year	7,532,500	1.60	11,621,421	1.43

The weighted average share price at the date of exercise of warrants exercised during the year ended December 31, 2011 was $1.20.  There were no warrants exercised during the year ended December 31, 2012.

The weighted average grant-date fair value of warrants granted during the previous year was $0.61 per warrant and was determined using the Black-Scholes option pricing model.  There were no warrants granted during the year ended December 31, 2012.  The following warrants are outstanding at December 31, 2012:

Number of warrants	Weighted Average Exercise Price Per warrant	Expiry Date	Weighted Average Remaining Life (Years)
7,532,500	$ 1.60	March 23, 2013	0.22

These warrants expired unexercised subsequent to the year end.

17.

Share-based compensation

The Company provides share-based compensation to its directors and certain employees through grants of common share purchase options.

The Company has established a share option plan (the “Plan”) whereby the Board of Directors may, from time to time, grant options to directors, officers, employees, or consultants. Options granted must be exercised not later than five years from the date of grant or such lesser or greater period as may be determined by the Company’s Board of Directors and in accordance with the policies of the Toronto Stock Exchange (“TSX”).  The exercise price of an option must be determined by the Board of Directors and in accordance with the Plan and the policies of the TSX.  Subject to the policies of the TSX, the Board of Directors may determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

	2012		2011
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Outstanding – beginning or year	8,152,807	0.97	6,034,827	1.05
Granted	-	-	3,715,000	0.98
Exercised	-	-	(64,161)	0.66
Forfeited	(205,000)	0.59	(360,000)	0.98
Expired	(881,866)	1.64	(1,172,859)	1.43
Outstanding – end of year	7,065,941	0.88	8,152,807	0.97
Exercisable – end of year	6,378,441	0.87	6,032,807	0.98

The weighted average share price on the date of exercise for options exercised during the year ended December 31, 2011 was $1.04.  There were no options exercised during the year ended December 31, 2012

At December 31, 2012, the following stock options were outstanding:

Outstanding	Vested	Price per share $	Expiry Date	Weighted average remaining life (years)
60,900	60,900	0.98	July 16, 2013	0.54
163,125	163,125	0.17	December 19, 2013	0.97
65,250	65,250	0.25	March 1, 2014	1.16
366,666	366,666	0.45	March 19, 2014	1.21
1,120,000	1,120,000	0.90	December 15, 2014	1.96
100,000	100,000	0.72	February 4, 2015	2.10
250,000	250,000	1.00	June 25, 2015	2.48
1,925,000	1,925,000	0.87	July 12, 2015	2.53
1,300,000	1,005,000	1.35	February 17, 2016	3.13
1,680,000	1,296,250	0.70	June 26, 2016	3.49
35,000	26,250	0.29	December 20, 2016	3.97
7,065,941	6,378,441			2.57

Subsequent to December 31, 2012, 660,000 share purchase options exercisable between $0.70 and $1.35 were cancelled.

For the year ended December 31, 2012, no share purchase options were granted and therefore the weighted average value per option at date of grant using the Black-Scholes option pricing model was $nil for the year ended December 31, 2012 (2011 - $0.93).

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

The fair value of options granted is determined using Black-Scholes option pricing model.  The principal assumptions used in the valuation are shown below:

	2012	2011
Share price	-	$ 0.94
Exercise price	-	$ 0.98
Risk free interest rate	-	2.19%
Option expected life (years)	-	5.0
Expected volatility	-	247.5%
Expected dividend	-	-

The effects of early exercise are incorporated in the estimate of the expected life of the equity instrument.  Expected volatility was determined based on the historical volatility of the Company’s share price over a period ending on the grant or issue date of the instrument and commensurate with the instrument’s expected life.  The Company’s equity instruments did not have other features which required adjustment to the measurement of fair value.

18.

Revenue

Option payments have been received during the year in respect of the Company’s joint ventures, as follows:

	2012	2011	2010
Cash option payments	$ 112,890	$ 245,731	$ 224,684
Share options payments	188,685	376,565	377,473
Project management fees	571	22,363	31,944
Other revenue	1,509.893	71,615	-
	$ 1,812,039	$ 716,274	$ 634,101

On July 18, 2012 the Company sold its 49% interest in the Tide project to 0945473 B.C. Ltd., a Hunter Dickinson Inc. (HDI) company, for a purchase price of CDN$1,500,000 ($1,499,995 net of transaction fee) in cash.  The sale of the Company’s minority interest in the Tide project is part of the Company’s ongoing strategy of maximizing the Company’s capital and resources to its core mineral projects, most notably the flagship Whistler project.  The Tide project is considered a non-core asset and the proceeds from the sale will be used to substantially fund the 2012 exploration program on the Whistler project.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

19.

Income taxes

The Company’s deferred tax assets and liabilities are:

	2012	2011
Deferred tax assets (liabilities)
Mineral property interests	$ 3,829,002	$ 4,228,871
Property and equipment	196,127	111,461
Marketable securities	54,500	42,247
Tax loss carry-forwards	22,973,595	21,290,881
Other assets	599,689	675,355
	27,652,913	26,348,815
Valuation allowance	(27,652,913)	(26,348,815)
Net deferred tax assets	$ -	$ -

A reconciliation of the provision for income taxes is as follows:

	2012	2011	2010
Loss before income taxes	$ (4,908,617)	$ (21,653,230)	$ (12,454,672)
Income tax statutory rates	25.0%	26.5%	28.5%
Recovery of incomes taxes at statutory rates	$ 1,227,154	$ 5,738,106	$ 3,549,582
Add (deduct)
Difference in foreign tax rates	320,951	432,572	578,918
Non-deductible expenses and other items
Share-based compensation	(148,943)	(482,777)	(426,457)
Mineral property costs	207,086	(1,076,293)	-
Other	142,442	70,948	(710,060)
Tax effect of current period losses not recognized	(1,746,827)	(4,687,874)	(2,991,983)
Deferred tax asset not previously recognized	-	-	32,024
Income tax (expense) recovery	$ 1,863	$ (5,318)	$ 32,024

At December 31, 2012, the Company has unrecognized losses for income tax purposes of approximately $73,117,000 which may be used to offset taxable incomes of future years. If unused, these losses will expire as follows:

2014	$ 1,081,000
2015	2,254,000
2026	4,347,000
2027	7,913,000
2028	13,482,000
2029	7,782,000
2030	11,960,000
2031	17,492,000
2032	6,806,000
Total	$ 73,117,000

The Company also has $297,000 of unused tax credits which expired between 2027 and 2032.

20.

Operating segments

The Company operates in one industry segment, mineral exploration, within three geographic areas: Canada, United States, and Australia.

Management monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment.  Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. However, the Company’s financing (including finance costs and finance income) and income taxes are managed on a Company basis and are not allocated to operating segments.

December 31, 2012
	USA	Australia	Canada	Other	Consolidated
Revenue
Option and management fees	$ 137,675	$ -	$ 164,471	$ -	$ 302,146
Other revenue	9,898	-	1,499,995	-	1,509,893
Total Revenue	$ 147,573	$ -	$ 1,664,466	$ -	$ 1,812,039

Non-current assets
Property and equipment	$ 594,640	$ -	$ 113,569	$ -	$ 708,209
Restricted cash	-	10,340	68,400	-	78,740
Total Non-Current Assets	$ 594,640	$ 10,340	$ 181,969	$ -	$ 786,949

December 31, 2011
	USA	Australia	Canada	Other	Consolidated
Revenue
Option and management fees	$ 299,996	$ -	$ 164,663	$ 180,000	$ 644,659
Other revenue	55,882	-	15,733	-	71,615
Total Revenue	$ 355,878	$ -	$ 180,396	$ 180,000	$ 716,274

Non-Current Assets
Property and equipment	$ 771,812	$ 119	$ 167,813	$ -	$ 939,744
Restricted cash	17,466	-	85,516	-	102,982
Total Non-Current Assets	$ 789,278	$ 119	$ 253,329	$ -	$ 1,042,726

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

December 31, 2010
	USA	Australia	Canada	Other	Consolidated
Revenue
Option and management fees	$ 211,282	$ 254,894	$ 167,925	$ 39,319	$ 673,420
Other revenue	-	-	-	-	-
Total Revenue	$ 211,282	$ 254,894	$ 167,925	$ 39,319	$ 673,420

Non-Current Assets
Property and equipment	$ 457,377	$ 1,014	$ 124,744	$ -	$ 583,135
Restricted cash	97,690	15,040	-	-	112,730
Total Non-Current Assets	$ 555,067	$ 16,054	$ 124,744	$ -	$ 695,865

21.

Financial risk management objectives and policies

The Company’s principal financial instruments comprise financial liabilities and financial assets. The Company’s financial liabilities comprise accounts payable and accrued liabilities and rehabilitation obligations. The Company’s principal financial assets comprise cash and cash equivalents, accounts receivable, and available-for-sale equity instruments.  The main purpose of these financial instruments is to manage short term cash flow and raise finance for the Company’s capital expenditure program.

Risk exposures and responses

The Company manages its exposure to key financial risks in accordance with the Company’s financial risk management policy. The objective of the policy is to support the delivery of the Company’s financial targets while protecting future financial security. The main risks that could adversely affect the Company’s financial assets, liabilities or future cash flows are credit risk, liquidity risk, and market risks, comprising foreign currency risk, interest rate risk, and other price risk. Management reviews and agrees policies for managing each of these risks which are summarized below.

The Company’s senior management oversees the management of financial risks. The Company’s senior management is supported by the Board of Directors (the “Board”) that advises on financial risks and the appropriate financial risk governance framework for the Company. The Board provides assurance to the Company’s senior management that the Company’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with Company policies and the Company’s risk appetite. All derivative activities for risk management purposes are carried out by members of management that have the appropriate skills, experience and supervision. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken. At this stage, the Company does not currently apply any form of hedge accounting.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

Management reviews each of these risks which are summarized below.

Credit risk

The Company trades only with recognized, creditworthy third parties. It is the Company’s policy that all optionees on the Company’s properties are subject to credit verification procedures, which include an assessment of credit rating, short term liquidity and financial position. The Company obtains sufficient collateral (where appropriate) from such parties as a means of mitigating the risk of financial loss from defaults. In addition, accounts receivable balances are monitored on an ongoing basis.  The Company’s exposure to bad debts is not significant.

The aging of trade and other receivables at the end of the reporting period was as follows:

	2012	2011
Neither past due nor impaired	$ 230,738	$ 638,430
Past due 1-30 days	-	-
Past due 30-90 days	-	-
Past due 91-120 days	-	144,103
Total	$ 230,738	$ 782,533

With respect to credit risk arising from the other financial assets of the Company, which comprise cash and  cash equivalents,  the Company’s exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments. The Company limits its counterparty credit risk on these assets by dealing only with financial institutions with the highest credit ratings available and with reputable institutions.

Liquidity risk

The Company monitors its risk of a shortage of funds through regular monitoring of performance to budgeted expenditures, liquidity ratios and forecasting its financing needs.

The Company’s objective is to maintain sufficient cash on hand sufficient to complete its current work programs and ensure the Company remains a going concern.  As at December 31, 2012, the Company had no committed borrowing facilities.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments.

December 31, 2012	On Demand	<1 year	1-2 years	2-5 years	>5 years	Total
Accounts payable and accrued liabilities	$ 541,780	-	-	-	-	$ 541,780

December 31, 2011	On Demand	<1 year	1-2 years	2-5 years	>5 years	Total
Accounts payable and accrued liabilities	$ 450,343	-	-	-	-	$ 450,343

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: foreign currency risk, interest rate risk and other price risk.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates on the debt and the proportion of financial instruments in foreign currencies are all constant.

Foreign currency risk

The Company has transactional currency exposures. Such exposures arise from sales or purchases in currencies other than the respective functional currencies.

The Company manages this risk by maintaining bank accounts in US Dollars and Australian Dollars to pay the related foreign currency expenses as they arise. None of the Company’s income is denominated in currencies other than the functional currency, whereas 51% of costs are denominated in currencies other than the functional currencies of the entities within the Company.

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar rate, with all other variables held constant, of the Company’s loss before tax due to changes in the carrying value of monetary assets and liabilities. The impact on equity is the same as the impact on loss before tax.

Increase/decrease in foreign exchange rate	Effect on loss before tax for the year ended December 31, 2012 Increase/ (Decrease)	Effect on loss before tax for the year ended December 31, 2011 Increase/ (Decrease)	Effect on loss before tax for the year ended December 31, 2010 Increase/(Decrease)
+5%	$ (103,897)	$ (21,269)	$ (25,896)
-5%	$ 103,897	$ 21,269	$ 25,896

The effect of a change in the Australian dollar rate on the Company’s comprehensive loss is negligible.

Interest rate risk

The Company’s exposure to the risk of changes in market interest rates relates primarily to its term deposits with varying maturity dates which it utilizes to take advantage of changing interest rates and to ensure that sufficient funds are available when required.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates as determined based on a review of the last two years historical and economic forecaster’s expectations, with all variables held constant, of the Company’s loss before tax through the impact on floating rate borrowings.  The impact on equity is the same as the impact on loss before tax.

Increase/decrease interest rate	Effect on loss before tax for the year ended December 31, 2012 Increase/(Decrease)	Effect on loss before tax for the year ended December 31, 2011 Increase/(Decrease)	Effect on loss before tax for the year ended December 31, 2010 Increase/(Decrease)
+1.0%	$ (33,775)	$ (68,003)	$ (62,977)
-1.0%	$ 33,775	$ 68,003	$ 62,977

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

Other price risk

The Company is exposed to other price risk through its available-for-sale equity instruments.  All of the Company’s listed equity investments are listed on the Toronto Stock Exchange’s Venture Exchange and classified as available-for-sale.  The following table demonstrates the sensitivity to a reasonable possible change of 10% in the market value of the Company’s equity instruments.

Increase/decrease in market value	Effect on comprehensive loss before tax for the year ended December 31, 2012 Increase/(Decrease)	Effect on comprehensive loss before tax for the year ended December 31, 2011 Increase/(Decrease)	Effect on comprehensive loss before tax for the year ended December 31, 2010 Increase/(Decrease)
+10.0%	$ 86,815	$ 76,638	$ 174,945
-10.0%	$ (86,815)	$ (76,638)	$ (174,945)

Capital management

The Company considers its capital to include the shareholders’ equity.  The objectives of the Company’s capital management are:

•

To ensure that it maintains a sufficient working capital to conduct its business and maximize shareholder value; and

•

To ensure the Company’s ability to continue as a going concern.

The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the year ended December 31, 2012 and the year ended December 31, 2011.

The Company monitors capital using liquidity and market ratio analysis. Management also monitors budget to actual performance to ensure sufficient cash on hand exists to complete the Company’s objectives.   The Company is not exposed to any externally imposed capital requirements.

22.

Capital commitments and other contingencies

a)

Operating lease commitments – Company as lessee

The Company has a lease expiring August 31, 2015 for office space occupied by its head office as well as a lease for its Alaskan offices expiring on February 28, 2014.  There are no restrictions placed on the lessee through entering into the leases.  Future minimum payments under non-cancellable operating leases as at the end of the year are as follows:

December 31, 2012
Within one year	$ 259,971
After one year but no more than five years	401,855
More than five years	-
$ 661,826

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

Included in the amounts above is an estimate of future operating costs of $100,020 per year.  Total operating lease expense included in general and administrative expense for 2012 was $246,923 (2011: $211,629; 2010 - $178,267).

b)

Mineral property commitments

The Company has mineral property commitments noted below.  A liability has not been recorded for future option or royalty payments. All options are cancellable at the option of the Company without recourse.

British Columbia

i)

Gillis Property

The Company has signed an option agreement effective September 5, 2008 to earn a 100% interest in the Gillis property, subject to a 2% NSR, 1.5% of which may be purchased for $1.5 million. The Company is required to complete aggregate exploration expenditures of $300,000 by September 5, 2012, make cash payments of 2.5% of mineral exploration expenditures and other cash payments totalling $165,000 ($90,000 paid) on or before September 5, 2011 and issue 217,500 common shares within 10 days of announcing a National Instrument 43-101 compliant gold resource of at least 500,000 ounces.  The Company has elected not to make the final option payment of $75,000 due to the underlying vendor and the option agreement has now been terminated.

ii)

Kliyul Property

The Company owns a 100% interest in the property, subject to a 1.5% NSR in favour of Rio Tinto Exploration Canada Inc.

iii)

RDN and Grizzly Properties

The Company has acquired a 100% interest in the RDN mineral claims, subject to a 1.34% NSR. The Company may purchase one-half of the NSR for $666,666. The Company has 100% interest in the LL property (Grizzly), which is contiguous with the RDN property and is subject to an NSR of 2%.  This royalty can be purchased at any time for $2,000,000.

iv)

Thorn Property

The Company holds a 100% interest in the Thorn mineral property, subject to a 3.5% NSR to Kohima Pacific Gold Corp. The Company can purchase 2% of the NSR for $3 million. The Company is required to issue an additional 175,000 shares upon commencement of commercial production from the property. Cangold Limited maintains an entitlement to 25% of any cash or share payments received by the Company in the event of a third party partner becoming involved in the exploration and development of the property.  The Company has an option agreement with Brixton Metals Corporation (“Brixton”), granting Brixton an option to earn a 51% interest in the property by spending a minimum $200,000 by December 12, 2011, and $4.8 million in exploration expenditures by December 12, 2014. The agreement was amended on November 9, 2010 to require Brixton to spend a minimum of $1,200,000 by December 31, 2011 (spent).  Subsequent to December 31, 2012, the Company sold the Thorn property to Brixton (Note 23).

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

v)

Williams Property

The Company acquired a 100% interest in the Williams property, subject to a 1.25% NSR. The Company is required to issue an additional 43,500 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1 million. Advance royalty payments of $5,000 per year are payable to the underlying vendor.

vi)

Quesnel Trough Property

The Company owns a 100% interest in the property and has an option agreement with Xstrata Canada Corporation to earn a 51% interest in the property by completing a preliminary assessment and spending $3,000,000 by December 31, 2013, spending no less than $250,000 in each calendar year commencing in 2010.  Xstrata may earn an additional 24% (total 75%) by completing a feasibility study and incurring no less than $20 million in feasibility study expenditures which must be completed before the tenth anniversary of Xstrata earning its 51% interest.

Alaska

vii)

Copper Joe Property

On August 31, 2010, the Company signed an option agreement with Kennecott Exploration Company (“Kennecott”) to acquire a 100% interest in the Copper Joe Property by incurring a total of US$5 million in exploration expenditures by December 31, 2015, including a commitment to US$170,000 in exploration by December 31, 2011 (completed). Upon completion of a positive National Instrument 43-101 compliant pre-feasibility study, the Company will pay Kennecott a one-time cash payment of US$10 million. Kennecott has a first right of refusal on property assignment or sale subject to a 90 day option exercise period, as well as a 2% NSR on the property. Prior to expending US$2.5 million, the Company will require Kennecott’s consent to divest its rights and interest to a third party.

viii)

Goodpaster Properties

The Company holds a 100% interest in the Goodpaster properties of which some properties are subject to underlying royalties.  The California Surf property is subject to a 1.75% NSR to Capstone Mining Corporation of which 1% may be bought for $1,000,000.  The Company must also issue 87,000 shares upon obtaining a positive feasibility study for placing any part of the California Surf property into commercial production.  AngloGold Ashanti holds a 2% NSR on the Eagle-Hawk property, 1% of which can be purchased for US$1,000,000 and a 2% NSR on the Er-Ogo-Fire properties, 1% of which can be purchased for US$2,000,000.

ix)

Uncle Sam Property

In October 2012, Millrock Resources Inc. (“Millrock”) earned a 100% interest in the property by completing cash payments totalling US$200,000, issuing 1,000,000 common shares to the Company and spending US$2.7 million on exploration.  The Company has now transferred the ownership of this property to Millrock.

x)

Whistler Property

The Company owns 100% of the Whistler property, subject to a 2% NSR to MF2, LLC.  Additionally, some of the claims are subject to a 1.5% NSR to the original owner, which can be brought down to 0.5%

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

by a US$10 million buy-down. Moreover, Teck Resources Limited owns a 2% net profit interest (NPI) over some of the claims.

Australia

xi)

Lachlan Fold Belt Project

The Company owns 100% of the properties in the Lachlan Fold Belt project subject to an underlying agreement with BWG Mining which requires a cash payment of 5% of exploration expenditures until a decision to mine and includes a 2% NSR, of which 0.5% of this royalty may be purchased for US$1,000,000. The Company has a farm-in agreement with Inmet Mining (Australia) Pty. Ltd. (“Inmet”) giving Inmet the option to earn a 60% interest in the project by funding exploration expenditures of Australian $5 million over a four year period ending December 12, 2012 and making cash payments to the Company of Australian $250,000 (received $50,000).  As at December 31, 2012 the Company is negotiating new terms to this agreement with Inmet.

xii)

Victoria Goldfields

Effective June 27, 2008, and amended February 2, 2011, the Company signed a letter of agreement for a farm-in and joint venture with Northgate Australian Ventures (now AuRico Gold – “AuRico”) for three mining tenements in the Stawell Corridor of the Victoria Goldfields. The Company can earn a 50% interest in one or all of the three properties by funding an additional A$500,000 per property by June 30, 2012 with a minimum expenditure of A$450,000 in aggregate per year. The property was sold by AuRico to Crocodile Gold Corp. (“Crocodile”) subsequent to the period end. The Company is currently working with Crocodile to update the option agreement.

Upon the Company earning a 50% interest in one or more properties, Crocodile will have the option to earn an additional 10% interest for a total of 60% interest in the property by funding an additional A$1.5 million in exploration expenditures within 3 years, to form a 50:50 joint venture with the Company or elect not to contribute and allow the Company to earn a 100% interest in the property by funding an additional A$2 million in exploration expenditures over 4 years.  During the year the Company earned a 50% interest in one of the mining tenements and is now in the process of earning a 100% interest in that tenement.  The Company withdrew from earning an interest on two other tenements.

23.

Events after the reporting period

On February 27, 2013 the Company completed the sale of its Thorn Property to Brixton Metals Corporation (“Brixton”), for a purchase price of CDN $1,500,000 in cash and seven million shares of Brixton.  Kiska now holds 7.63 million shares, or 8.1% of Brixton's outstanding shares. The sale of the Thorn Property is part of the Company's ongoing strategy of generating capital and putting this funding to its portfolio of mineral projects.

On February 1, 2013 the Company was notified that it had completed all requirements under the Utah State Tax Commission to withdraw from the State of Utah allowing the Company to complete the dissolution of GXL USA Inc., a 100% controlled subsidiary of the Company.